EXHIBIT G

RECENT DEVELOPMENTS

The information included herein supplements the information about Brazil contained in Brazil’s annual report for 2001 on Form 18-K filed with the SEC on June 28, 2002, as amended from time to time. To the extent the information herein is inconsistent with the information contained in such annual report, the information herein replaces such information. Initially capitalized terms not defined herein have the meanings ascribed to them in that annual report. Cross-references herein are to sections in that annual report.

Recent Economic Developments

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to $1.00 on June 28, 2002 to R$3.4285 to $1.00 on July 31, 2002 and to R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002 and R$3.3531 to $1.00 on March 31, 2003. On April 25, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$3.0123 to $1.00.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The broad consumer rate index (IPCA), which the Central Bank uses for inflation-targeting purposes, began to accelerate in October 2002, increasing 1.31% in October 2002, 3.02% in November 2002, 2.10% in December 2002 and 2.25% in January 2003. As a result, the inflation rate, as measured by IPCA, increased from 7.66% for the 12 months ending June 30, 2002 to 12.53% for the 12 months ending December 31, 2002 and to 16.57% for the 12 months ending March 31, 2003.

The Central Bank responded by increasing its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. The IMF also announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of SDR22.8 billion (approximately $31.4 billion) to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. The IMF has completed two reviews under the new facility, in which the IMF found that Brazil had fulfilled all performance criteria under its letter of intent. Brazil has made purchases totaling approximately $10.4 billion under the facility.

The depreciation in the value of the real and the increases in the Over/Selic interest rate target have increased the outstanding amount of Brazil’s public sector debt, much of which is indexed to the real-U.S. dollar exchange rate or the Over/Selic rate. Brazil’s net public sector debt rose from R$660.9 billion (or 52.6% of GDP) on December 31, 2001 to R$881.1 billion (or 56.5% of GDP) on December 31, 2002 and R$904.4 billion (or 56.6% of GDP) on February 28, 2003.

Recent Political Developments

After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003. As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the country. He has also advocated reforms of the tax and pension systems and amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target from 3.75% of GDP in 2002 to 4.25% of GDP in 2003, 2004 and 2005.

Mr. da Silva’s proposed pension reforms include: (i) an increase in the minimum retirement age from 48 to 55 years for women and from 53 to 60 years for men; (ii) a cap on the amount of pensions paid to widows of 70% of the amount to which the deceased spouse would have been entitled; (iii) the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the employee’s salary; and (iv) a cap on pensions paid to private sector retirees of R$2,400 per month. Mr. da Silva’s tax reforms would include the elimination of certain taxes and the replacement of the state tax on the circulation of goods and services (ICMS) with a value-added tax at uniform rates for all states. The state governors have agreed on the guiding principles for the proposed pension and tax reforms. Certain of these reforms will require amendments to Brazil’s federal Constitution. The Government intends to introduce legislation implementing these reforms during the first half of 2003.

Mr. da Silva is a member of the Workers’ Party (Partido dos Tabalhadores-PT). Following the October 2002 elections, Mr. da Silva’s party held 90 out of the 513 seats in the Chamber of Deputies and 10 of the 81 seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party and five smaller parties, including the Brazilian Progressive Party (PPB) and the Brazilian Workers Party (PTB). Mr. da Silva’s coalition consists of 287 members (55.9%) of the Chamber of Deputies and 32 members (39.5%) of Senate. Because his coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments, Mr. da Silva’s success in enacting his initiatives will depend on his ability to form and maintain alliances with other major parties in the Congress.

Balance of Payments; Foreign Trade; International Reserves

Brazil registered a trade surplus of approximately $13.1 billion in 2002, versus a trade surplus of approximately $2.6 billion in the previous year. The improvement in the trade balance in 2002 resulted, in large part, from a 3.7% growth in exports and a 15.0% decline in imports caused by the depreciation of the real. The increase in the trade balance was sufficient to reduce the current account deficit to approximately $7.7 billion (1.7% of GDP) in 2002 from approximately $23.2 billion (4.6% of GDP) in 2001. However, net foreign direct investment fell to $16.6 billion in 2002 from $22.5 billion in 2001, resulting in a balance of payments surplus of approximately $302 million, compared with a $3.3 billion balance of payments surplus in 2001.

During the first quarter of 2003, Brazil registered an accumulated trade surplus of approximately $3.8 billion, the largest surplus registered for the first quarter of any year since 1994, versus an accumulated trade surplus of approximately $1.0 billion for the corresponding period in 2002. Exports for the first quarter of 2003 totaled $15.0 billion, a record high and a 26.5% increase over the corresponding period in 2002, while imports totaled $11.3 billion, a 3.9% increase over the corresponding period in 2002. The increase in imports resulted largely from increased expenditures on fuel and lubricants during the first quarter of 2003, which increased 44.1% because of higher oil prices in the world markets. The improvement in the trade balance during the first quarter of 2003 resulted in an accumulated current account surplus of approximately $82 million, compared to a deficit of approximately $3.3 billion for the corresponding period in 2002. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately $4.0 billion for the first quarter of 2003, compared with a $1.1 billion balance of payments surplus for the corresponding period in 2002.

Brazil’s international reserves stood at $37.8 billion on December 31, 2002, $38.8 billion on January 31, 2003, $38.5 billion on February 28, 2003 and $42.3 billion on March 31, 2003.

Gross Domestic Product

Brazil’s GDP grew by 1.52% in 2002, compared with a 1.42% increase in 2001 and a 4.36% increase in 2000. A large part of the GDP increase in 2002 was attributable to the agricultural sector, which grew by 5.79%, as well as to strong growth in the oil and communications sectors. Growth in the industrial and services sectors was 1.52% and 1.49%, respectively.

Prices

The broad consumer rate index (IPCA) rose 7.67% in 2001 and 12.53% in 2002. The IPCA rate rose 1.23% in March 2003, yielding an increase of 16.57% for the twelve months ended March 31, 2003.

The inflation rate (as measured by GPI-DS) rose 1.59% in February 2003 and 1.66% in March 2003, yielding an increase of 32.75% for the twelve months ended March 31, 2003.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to $1.00 on December 31, 2002, R$3.5258 to $1.00 on January 31, 2003, R$3.5632 to $1.00 on February 28, 2003, R$3.3531 to $1.00 on March 31, 2003 and R$3.0123 to $1.00 on April 25, 2003.

As the real depreciated against the U.S. dollar during the second half of 2002, the Central Bank intervened in the foreign exchange markets to provide liquidity to those markets. The intervention took three forms: (i) direct intervention in the spot market totaling $5.8 billion during the period from July to October 2002; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters in the amount of $1.5 billion during the period from August to October 2002, in order to compensate for a reduction of credit lines provided by foreign banks.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas stood at 11.2% in January 2003, 11.6% in February 2003 and 12.1% in March 2003.

Effective April 1, 2003, the national minimum monthly wage rose 20% to R$240 from R$200 pursuant to Provisional Measure No. 116 of April 2, 2003.

Foreign Investment

Net foreign direct investment totaled approximately $16.6 billion in 2002 (3.6% of GDP), compared with approximately $22.5 billion of such investment registered in 2001 (4.4% of GDP).

During the first quarter of 2003, net foreign direct investment totaled approximately $2.0 billion, compared with approximately $4.7 billion of such investment registered during the same period in 2002.

Financial System

On several occasions in 2002, the Central Bank changed its reserve requirements to control liquidity in the overnight market. During the first quarter of 2003, the Central Bank continued to adjust its reserve requirements. On February 19, 2003, the Central Bank raised its reserve requirement for demand deposits to 60% from 45%.

The National Monetary Council of Brazil also introduced other measures to strengthen the Brazilian financial and capital markets, including a requirement for the periodic replacement of independent auditors of financial institutions and the introduction of certain measures relating to transfers of control and mergers of financial institutions.

On April 2, 2003, the Chamber of Deputies approved in the first round of voting a constitutional amendment that would, among other things, permit regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The legislation sets the stage for granting autonomy to the Central Bank, upon the passage of additional legislation in the future. The proposed constitutional amendment, which has already been ratified by the Senate, will require the approval of the Chamber of Deputies in a second round of voting before it can become effective.

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. At its April 23, 2003 meeting, the Central Bank maintained the 26.5% target but removed the upward bias.

Public Finance

Brazil’s accumulated consolidated public sector primary surplus in 2002 totaled R$52.4 billion (or 4.0% of GDP), up from R$43.7 billion (or 3.6% of GDP) in 2001. Brazil’s nominal interest expense rose to R$114.0 billion (or 8.6% of GDP) in 2002 from R$86.4 billion (or 7.2% of GDP) in 2001. The result was an increase in the accumulated consolidated public sector nominal deficit to R$61.6 billion (or 4.7% of GDP) in 2002 from approximately R$42.8 billion (or 3.6% of GDP) in 2001.

The results for 2001 and 2002 are set forth below:

	2001	2002
Real GDP growth (%)	1.4	1.5
Increase in broad consumer rate index (IPCA) (%)	7.7	12.5
Public finance
Nominal result as % of GDP	(3.6)	(4.7)
Primary result as % of GDP	3.6	4.0
Interest expense as % of GDP	7.2	8.6

As of February 28, 2003, Brazil’s accumulated consolidated public sector primary surplus was R$16.1 billion (6.59% of GDP), nearly twice the R$8.5 billion accumulated consolidated public sector primary surplus for the corresponding period in 2002. The accumulated consolidated public sector nominal deficit was R$16.1 billion as of February 28, 2003 (6.59% of GDP), more than twice the R$7.8 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2002.

Public Debt

Brazil’s net public sector debt stood at R$881.1 billion (or 56.5% of GDP) on December 31, 2002, up from R$660.9 billion (or 52.6% of GDP) on December 31, 2001. Brazil’s consolidated net public sector external debt stood at R$226.8 billion on December 31, 2002.

On February 28, 2003, Brazil’s net public sector debt stood at R$904.4 billion (or 56.6% of GDP). On February 28, 2003, Brazil’s consolidated net public sector external debt was R$230.3 billion.

On February 28, 2003, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$236.9 billion (36.7% of all federal debt securities), an increase from the approximately R$179.6 billion (28.7% of all federal debt securities) of such securities on March 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate declined from R$320.5 billion (51.2% of all federal debt securities) on March 31, 2002 to R$300.0 billion (46.5% of all federal debt securities) on February 28, 2003, while fixed rate federal debt securities declined from R$56.8 billion (9.1% of all federal debt securities) on March 31, 2002 to R$12.8 billion (2.0% of all federal debt securities) on February 28, 2003.

Since 1994, debt management policy has aimed at, among other things, lengthening the maturity of domestic public debt. In February 2003, the average tenor of Brazil’s domestic debt securities was 32.3 months, a reduction from the average tenor of 33.2 months in December 2002, but an increase from the average tenor of 25.5 months in December 2001 and 15.9 months in December 2000.

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